September 28, 2010

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter dated September 15, 2010 relating to Amendment No. 4 to Registration Statement on Form 10 (the “Form 10”) of LyondellBasell Industries N.V. (the “Company”); File No. 001-34726

Dear Ms. Long:

In connection with the Commission’s review of the Company’s Form 10, we submit the following response to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filing.

Management’s Discussion and Analysis, page 64

Results of Operations, page 70

1.	On page 69-70 you present financial information for the period from January 1, 2010, through April 30, 2010, and May 1, 2010, through June 30, 2010, combining predecessor and successor periods into a single presentation. Further, your table illustrates the difference between the combined periods and the first six months of 2009 to serve as the basis for the following discussion of your results of operations. This presentation of non-GAAP financial information does not appear to comply with Item 10(e) of Regulation S-K. The two periods you have combined are not comparable due to the impacts associated with fresh start accounting. Please revise this presentation, as well as the similar presentations for your segments beginning on page 76 and cash flow on page 96. Provide a discussion of the historical financial statements, as required by Item 303 of Regulation S-K. Consider whether this discussion should be supplemented by a discussion based on pro forma information, presented in a format consistent with Article 11 of Regulation S-X. Other formats may also be appropriate depending on the particular facts and circumstances.

Ms. Pamela Long

Securities and Exchange Commission

September 28, 2010

However, it is inappropriate to merely combine information for the pre- and post-transaction periods, without clear prominent disclosure of the effect of the fresh start adjustments. Please explain how any revised presentation adequately explains the impact of the fresh start adjustments. For example, you appear to quantify the impact of your valuation of property, plant and equipment and intangible assets on cost of sales, but it is not clear if the change in bases affected other line items, such as selling, general and administrative expenses, and it is not clear how the increase in the fair value of inventories impacted cost of sales.

The Company has deleted the tabular presentation of the combined predecessor and successor periods from its disclosure. Additionally, the Company has included additional language describing the effects of both the reorganization and the impacts of fresh-start accounting, and has quantified such items, before discussing its results of operations in its Management’s Discussion and Analysis. Finally, the Company has included additional disclosure throughout its discussion of its results of operations and segment results to more clearly explain the impact of such items on the comparability of the periods presented.

The Company believes that its revisions to its disclosure complies with Item 10(e) of Regulation S-K and adequately explains the impact of fresh-start adjustments. Although the Company has discussed its results of operations for the second quarter and six months ended June 30, 2010 on a combined predecessor and successor basis, which is non-GAAP, the tabular presentations present the separate periods in accordance with GAAP more prominently.

The Company believes that by including a new section at the beginning of its discussion and revising the disclosures of its results with more specific descriptions of the impacts of the reorganization and fresh-start accounting, it has appropriately highlighted all items that have an effect on the comparability of its results of operations. As discussed with the Staff, the Company’s operations before and after its emergence from Chapter 11 are substantially the same. Therefore, the Company believes that discussing the combined results of operations with the revised disclosures adequately and accurately provides an assessment of the Company’s financial condition and results of operations. In accordance with Item 303 of Regulation S-K, the Company has provided disclosures that enable readers to assess material changes between the periods presented; other than the specific reorganization or fresh-start impacts that have been noted, changes in the periods presented were a result of the Company’s operations.

2.	Please explain the underlying reason for the $333 million market value adjustment to inventory at June 30, 2010. Discuss the nature of the inventory affected and any significant trends or events that have or may materially affect you.

The Company has discussed throughout the Form 10, including in the Management’s Discussion & Analysis, the effects changes in the price of crude oil have on its results of operations.

Ms. Pamela Long

Securities and Exchange Commission

September 28, 2010

Pursuant to Accounting Standards Codification (“ASC”) Topic 852, Reorganizations, on the date of emergence from bankruptcy, the Company recorded its inventory at fair value. The Company’s inventory is primarily crude oil based and at the date of emergence from bankruptcy, the per barrel benchmark price of WTI crude oil had increased to $86.15. At emergence on April 30, 2010, the Company increased its inventory by $1,297 million largely as a result of the increased price of oil. At June 30, 2010, the per barrel benchmark price of WTI crude oil had declined to $75.63. Largely as a result of the decline, the Company recorded the $333 million lower of cost or market adjustment, primarily to its raw materials and finished goods inventory. The Company has revised its disclosure to include this explanation of the inventory adjustment.

Note 25 - Commitments and Contingencies, page F-77

3.	In response to prior comment 3, you revised language in Note 25 to say, “In the opinion of management, there is no reasonable possibility of loss in excess of the liabilities recorded for environmental remediation that is currently estimable” (emphasis added). It is still not clear whether you have concluded there is a reasonable possibility that an additional material loss may have been incurred, regardless of whether an estimate can currently be made of the amount or range of the loss. Please revise to clarify whether there is a reasonable possibility that an additional material loss may have been incurred or that a change in your estimate of probable liability for an item could occur in the near term. See ASC 450-20-50, paragraphs 2 and 3. If there is a reasonable possibility, include an estimate of the possible additional loss or range of loss or a clear, direct statement that such an estimate cannot be made. See ASC 450-20-50, paragraph 4 and ASC 275-1050, paragraph 9.

The Company has revised its disclosure to state that in the opinion of management, it is reasonably possible that losses in excess of the recorded liabilities may have been incurred. Those additional losses can not be estimated at this time.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long

Securities and Exchange Commission

September 28, 2010

We trust that the foregoing is responsive to your comments. If you have any questions, please contact me at (713) 309-4953. The Company appreciates your attention to its filings.

Very truly yours,

/s/ Amanda K. Maki

Amanda K. Maki
Lead Counsel – Corporate & Securities